Healthcare Royalty, Inc.

300 Atlantic St, Suite 600

Stamford, Connecticut 06901

(203) 487-8300

October 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Healthcare Royalty, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-257590

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Healthcare Royalty, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-257590), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on July 1, 2021 and was amended on July 12, 2021, July 16, 2021, July 29, 2021, and August 3, 2021.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan Lewis Bockius LLP, by calling Finnbarr D. Murphy at (212) 309-6704 or Andrew R. Mariniello at (215) 963-4947.

Very truly yours,

Healthcare Royalty, Inc.

By:	/s/ Christopher A. White
Name:	Christopher A. White
Title:	Chief Financial Officer

cc:	Christopher A. White, Healthcare Royalty, Inc.
Andrew R. Mariniello, Morgan Lewis Bockius LLP
Finnbarr D. Murphy, Morgan Lewis Bockius LLP